Exhibit 99.3

The INX Digital Company Reports Q2 2025 Financial Results

The INX Digital Company, Inc. | August 14, 2025

TORONTO, August 14, 2025 /CNW/ – The INX Digital Company, Inc. (Cboe CA: INXD) (OTCQB: INXDF) (INXATS: INX) (“INX” or the “Company”), the owner of INX.One—a security token and digital asset trading platform, U.S. broker-dealer, alternative trading system, and transfer agent—announced today its financial results for the second quarter ended June 30, 2025.

The financial performance for the second quarter of 2025 reflects the Company’s continued progress in enhancing its infrastructure, expanding platform capabilities, and positioning itself for scale under its pending acquisition by Republic. All balances are in U.S. Dollars.

Acquisition Update

During Q2 2025, the acquisition of INX by OpenDeal Inc. (d/b/a Republic) advanced significantly, with approvals secured by INX shareholders, the Canadian court, and FINRA (the U.S. Financial Industry Regulatory Authority), among others. The transaction is now progressing toward completion.

Q2 2025 Financial Highlights:

●	Balance Sheet Position: As of June 30, 2025, INX held total working capital of $1.9 million and adjusted working capital of $10.6 million, excluding the Reserve Fund and INX Token liability.

●	Q2 Trading and Transaction Fees: Trading and transaction fees for Q2 totaled $52K, compared to $104K in the same period in 2024.

●	Net Loss: The net operating loss for Q2 was $4.2 million, compared to $3.8 million in Q2 2024.

●	Reserve Fund: A reserve fund of $34.3 million continues to be maintained for the protection of customer funds.

●	Cash Flow: Net cash used in operating activities during Q2 was $5.8 million.

Operational Progress and Strategic Execution

Q2 2025 was marked by significant advancements in user experience, banking infrastructure, and platform positioning as INX continued to strengthen its role as a multi-asset platform connecting cryptocurrencies, stablecoins, Real-World Assets (RWAs), and security tokens under a unified, U.S.-registered trading environment. The Company’s efforts were focused on supporting retail adoption and operational scale through technology and infrastructure upgrades.

INX has completed the migration of its banking and payments infrastructure for INX Securities to Rail and its banking partners to enhance fiat onboarding and withdrawals. These enhancements improved automation across onboarding, funding, and account approvals, positioning INX to serve a broader user base more efficiently.

Additionally, INX delivered user-facing upgrades aimed at simplifying and clarifying the user journey for self-directed investors seeking on-chain diversification. Key improvements included:

●	A streamlined onboarding experience with clearer status tracking and enhanced ID verification.
●	Development of the updated Portfolio dashboard, designed to better reflect INX’s positioning as a unified platform for multiple asset types, was completed in Q2.A
●	Ongoing improvements to the mobile app, expanding token visibility and providing easier access to security token holdings.

On the operational side, INX’s focus in Q2 was on platform resilience and scalability. The Company deployed over 16 infrastructure patches, a record for a single quarter, addressing production issues and optimizing processes tied to banking integrations and user flows. These efforts directly enhanced platform stability and user experience during a period of transition.

The platform’s regulatory and compliance infrastructure was further reinforced with the implementation of automated FINRA trade reporting, alongside improvements to back-office tools supporting account status monitoring and reporting. INX also expanded its blockchain integrations to include Polygon and Avalanche for enhanced security token issuance capabilities and continued upgrading its infrastructure with enhanced security protocols, migration to ethers.js, and scalability improvements on AWS Kubernetes.

Strategic Positioning in a Dynamic Market

INX continues to solidify its position as a trusted venue for compliant trading of security tokens, RWAs, and cryptocurrencies. The platform’s integrated infrastructure now better supports scalability, operational efficiency, and regulatory rigor — positioning INX as a key component in Republic’s future global offering.

Leadership Commentary

Shy Datika, CEO of INX, commented:

“Q2 was a pivotal quarter for INX. We delivered meaningful improvements to our user experience, resolved key operational challenges, and completed the heavy lifting of our banking migration. Just as importantly, we secured shareholder, court, and FINRA approval for our acquisition by Republic — a milestone that unlocks our next phase of growth. As the digital asset space continues to evolve, INX remains committed to providing the most compliant, transparent, and seamless platform for trading both crypto and security tokens.”

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.:

INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates, and projections as of the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to the continuous development of the INX trading platform, the completion of the transactions described herein, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information, or otherwise.

CBOE Canada is not responsible for the adequacy or accuracy of this press release. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to the U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

SOURCE The INX Digital Company, Inc.

For further information, please contact:
The INX Digital Company, Inc., Investor Relations,
Attn.: Alan Silbert, +1 855 657 2314,
Email: investorrelations@inx.co

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